January 30, 2024

VIA E-mail

Jane Trust
Franklin Templeton
280 Park Avenue
New York, New York 10017

                      Re:    Western Asset Global High Income Fund Inc (the
Fund   )
                             File Nos. 811-21337; 333-276304

Dear Ms. Trust:

        We have reviewed the registration statement on Form N-2 filed December 28, 2023, with
the Commission on behalf of the Fund (the    Registration Statement   ). Our
comments are set
forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

   1. In the future, please provide a Cover Letter with relevant contact information and explanation of the purpose of the Registration Statement.

   2. We note that the Fund   s disclosure indicates that it is a
non-diversified investment
      company, but it appears that the Fund may be operating as a
diversified company    as
      that term is defined in the 1940 Act. In this regard, please consider whether any changes to the disclosure are necessary.

   3. Please either confirm that any rights offering will not involve arrangements among the
      Fund, any underwriters, and/or any broker dealers or that FINRA will review any proposed underwriting terms and other arrangements for a transaction described in the
      Registration Statement and has no objections.
 Ms. Jane Trust
Page 2

                                            Prospectus

Cover

   4. Please disclose in Investment Strategies that below investment grade fixed income
      securities are otherwise known as    junk    and are predominantly
speculative in nature.

   5. As the Fund   s securities are listed, in Offering please explain what it means for offerings
      to be    at-the-market   .

   6. In Leverage, the disclosure states:

               the Fund may enter into additional reverse repurchase agreements and/or use similar investment management techniques that may provide leverage, but which are not subject to the foregoing 33 1/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering related obligations.

         Following the SEC   s adoption of rule 18f-4 in 2020, this disclosure
does not accurately
         reflect current regulation of reverse repurchase agreements under section 18 of the 1940
         Act. Please revise as appropriate. See, Rule 18f-4(d)(1); Use of Derivatives by
         Registered Investment Companies and Business Development Companies, Release No.
         IC-34084 at notes 710-749 (Nov. 2, 2020). Please make corresponding revisions throughout the Registration Statement, including in the carry-over paragraph on the top of page 43 of the SAI.

Prospectus Summary

   7. The Fund   s name includes the term    Global   . Please expressly
describe how the Fund
      will    invest its assets in investments that are tied economically to a number of countries
      throughout the world.    See Investment Company Names, Investment Company
Act
      Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40%
      of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

   8. At the top of page 3, in Investment Objectives and Strategies, the
disclosure states    The
      Fund may invest up to 20% of its managed assets in all types of equity securities
      [emphasis added].    The disclosure in the following sentence states
The Fund may
      invest up to 15% of its managed assets in illiquid securities [emphasis
added].    The term
         managed assets    has not been introduced. Please explain in the
disclosure what it means
      as it is used here. In doing so, please distinguish    managed assets
from    total assets    as
      used in the following sentence:    The Fund may invest up to 10% of its
total assets in any
      combination of publicly or privately traded mortgage REITs and hybrid REITs [emphasis added].
 Ms. Jane Trust
Page 3


   9. On page 3, in Leverage, the disclosure states the Fund may use leverage through
      Borrowings    and possibly through the issuance of Preferred Stock, in an aggregate
      amount of up to approximately 33 1/3% of the Fund   s [total net assets]
immediately after
      such Borrowings and/or issuances of Preferred Stock.    Please clarify
this disclosure to
      reflect the requirement, as disclosed on page 48, that    [u]nder the
1940 Act, the Fund is
      not permitted to issue Preferred Stock unless immediately after such issuance the value of
      the Fund   s asset coverage is at least 200% of the liquidation value of the outstanding
      Preferred Stock.

Net Asset Value (page 68)

   10. In the fourth paragraph of this section, the disclosure states that the Manager has been designated as the valuation designee and is responsible for the oversight of the daily
       valuation process.    Please disclose the Manager   s conflict of
receiving an asset-based
       fee while determining the fair valuation of the Fund   s investments.

Distributions (page 69)

   11. In the penultimate paragraph on page 69 the disclosure discusses Fund distributions consisting of a return of capital. Please disclose specifically whether
the Fund   s
       distributions have included a return of capital. In addition, please
define    return of
       capital    and explain the consequences of a return of capital
distribution including the
       impact on a Stockholder   s tax basis (e.g., include the disclosure at
the end of the second
       paragraph of Use of Proceeds on page S-22). Please include similar disclosure on the prospectus Cover, or provide a cross-reference to the disclosure here.


                     Preliminary Prospectus Supplement     Subscription Rights

Cover

   12. Please disclose on the Cover, highlighted in bold, that the rights offering: (a) will substantially dilute the net asset value of shares owned by Stockholders holders who do not fully exercise their rights and purchase additional shares; (b) will substantially dilute the voting power of Stockholders who do not fully exercise their rights since they will own a smaller proportionate interest in the Fund upon completion of the offering; and (c)
       may increase the discount if the subscription price per share is set at a time when shares are trading at a discount. Please disclose any dilutive impact of the primary and secondary over-subscriptions as well.

   13. Please disclose on the Cover whether the last reported sales price per share on the NYSE represents a discount to NAV, and, if so, indicate by how much.

   14. On the second page of the Cover, the bolded disclosure references the
term    Expiration
       Date.    Please define that term here for context or add    as defined
below.
 Ms. Jane Trust
Page 4

   15. Please disclose on the Subscription Price formula, as well as other material information
       Stockholders should be aware of with respect to the Rights offering, including information disclosed in Description of the Rights Offering, Terms of the Rights Offering
       on page S-11, such as the time period during which Rights may be exercised, the nature of the Shares issued, and whether the Shares issued in the offering will be listed and where. Also, immediately following the discussion of the formula for determining the
       Subscription Price, please disclose the estimated Subscription Price, as referenced on page S-11.

   16. On the Cover, please clarify how long after the Expiration Date (a) a Stockholder who exercises the right to purchase a subscription will receive subscribed Shares and (b) a
       Stockholder who exercises the primary and secondary over-subscription Shares will receive additional Shares. Alternatively, add a cross-reference to Important Dates to
       Remember on page S-13, or otherwise where this information is presented in the prospectus supplement.


                                  Statement of Additional Information

   17. On pages 1-2, Investment Restrictions, the disclosure in the first full paragraph states that
       the Fund   s concentration policy will permit investment without limit in municipal
       securities, securities of foreign governments and issuers domiciled in a single jurisdiction or country. Please note the following and revise as needed:

           a. Regarding municipal securities, please qualify the disclosure to note that municipal securities issued to finance a particular project are considered for purposes of concentration to be in the industry of that project.

           b. Please clarify in the disclosure that investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

           c. Issuers domiciled in a single jurisdiction or country are subject
to the Fund   s
              policy on concentration     these investments are not    without
limit.

   18. On page 2, in the third paragraph, per comment #6 above, please update the disclosure as appropriate to reflect requirements under Rule 18f-4.


                                          ********


       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
 Ms. Jane Trust
Page 5

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
6779 or Rossottok@sec.gov.

                                                Sincerely,

                                                /s/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel


cc: David W. Blass, Esq. and Ryan P. Brizek, Esq., Simpson Thacher & Bartlett
LLP
    Jay Williamson, Branch Chief
    Christina Fettig, Staff Accountant